

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via Facsimile
John Carlson
Chief Executive Officer & President
Capital Financial Holdings, Inc.
1 Main Street North
Minot, North Dakota 58703

> **Re:** **Capital Financial Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 000-25958**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
General

1.   In future filings please include a signature on your Annual Report from the individual that is designated as your controller or principal accounting officer. Refer to General Instruction D(2)(a) of Form 10-K.

Business Development

2.   We note that you acquired the management rights to the IPS Millennium and IPS New
        Frontier Fund in 2005 and that you continue to make payments on the acquisition.
        Similarly, you continue to make payments related to the acquisition of assets from United
        Heritage Financial Services and receive payments related to your sale of assets to
        Corridor Investors, LLC. Please tell us why you have not filed these agreements as
        exhibits pursuant to Item 601(b)(2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A
Item 10. Directors, Executive Officers and Corporate Governance
Election of Directors

3.   Please revise future filings for each director or person nominated to become a director,
        briefly discuss the specific experience, qualifications, attributes or skills that led to the
        conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation
        S-K.

Executive Officers

4.   Please revise your future filings to include the ages of your executive officers. Refer to
        Item 401(b) of Regulation S-K.

Financial Statements and Notes
Note 6 – Income Taxes

5.   We note that you have not recorded a valuation allowance for your deferred tax assets.
        Given your book taxable loss position for the periods ending December 31, 2010 and
        2009, please explain to us how you determined that a valuation allowance was not
        needed.

Note 7 – Stock Warrants, Stock Splits, and Stock Options

6.   In the second paragraph you indicated that you issued warrants to purchase 600,000
        common shares in March 2004 at an exercise price of $0.60 per share. These options are
        considered to be fully vested and have a contractual expiration date of September 1,
        2010. Approximately 100,000 warrants were exercised in 2007 leaving an outstanding
        balance of 500,000 warrants as of December 31, 2010. Given that these warrants expired
        on September 1, 2010, please advise us as to why there is still an outstanding balance as
        of December 31, 2010.

Note 12 – Goodwill

7.   We note you recognized a goodwill impairment loss of $753,518 for your Broker-Dealer Services segment during fiscal year ended December 31, 2010 and that the fair value of this segment was estimated by using an independent third-party appraisal. Please summarize to us, and disclose in future filings, the method used and assumptions made by the third party appraiser in determining the value of your broker dealer segment.

8.   In addition, please tell us how you used the third party appraisal in determining the value of your reporting units. To the extent you solely relied on this third party appraiser report for your valuation, it appears that this third party may be considered an expert. Accordingly, to the extent that you determine the third party valuation specialist to be an expert, please revise your disclosure in future filings to name the valuation expert and consider the need to file appropriate consents pursuant to Item 601 of Regulation S-K. As an alternative, you may delete all references to the use of outside valuation firms in future filings.

9.   We note that you have recorded acquisition price adjustments in each period presented presumably related to the earnout provisions associated with the UHFS acquisition. Please provide us with an analysis explaining your accounting treatment for the earnout payments (both at acquisition and as installment payments are made) and cite the relevant authoritative guidance supporting your accounting treatment.

Quarterly Results of Consolidated Operations

10.   In presenting your quarterly information, you have disclosed per share amounts for operating income (loss), other expense, and income tax benefit. Given that such information is not required to be disclosed, these financial measures would appear to be considered non-GAAP measures. As such, you are required to disclose how these measures are used by management and in what way they provide meaningful information to investors, along with a reconciliation of the measures to GAAP earnings per share. Refer to Item 10(e) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Financial Statements and Notes
Note 9 – Debt, page 11

11.   We note that you negotiated with PawnMart, Inc. to prepay the $950,000 convertible promissory note at a discounted rate of $715,000 as of June 6, 2011. As a result, you recognized a gain of $235,000 as a result of extinguishment of debt. Please tell us the terms of the negotiation and explain the business reason why PawnMart would extinguish your remaining debt. Also explain to us whether the Stock Purchase Agreement and Promissory Note signed on October 21, 2011, which allows you to purchase back 3

million shares of your outstanding preferred stock from PawnMart, Inc., in exchange for a promissory note in the amount of $1.3 million, was part of such negotiations. If so, please tell us how you considered this transaction when determining whether it was appropriate to recognize a gain on the extinguishment of your $950,000 convertible promissory note.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director